Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Management Update

August 23, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) today announces that it has entered into a consulting agreement with its Acting Chief Executive Officer, James R. Anderson, with effect from his date of appointment on June 25, 2010. Under the terms of the agreement, Mr. Anderson will be granted, following each month or partial month for which he serves as Acting CEO, a stock option to purchase 50,000 shares at an exercise price of the higher of market price at the end of such month or $0.45 per share. Each option will have a term of five years. For his services as Acting CEO, Mr. Anderson will not receive any cash payments or remuneration other than such stock options. The agreement may be terminated without penalty on two days notice by either party.

Mr. Anderson commented, “We will be completing the strategic review we initiated in February and concentrating on bringing in the remaining mining professionals we need to complete our team now that we are ramping up production at La Guitarra. These efforts will include locating and placing a permanent CEO. I believe we have a great asset and now we need to demonstrate its potential.”

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For further information, please contact:

James Anderson
Acting Chief Executive Officer
Telephone: (604) 682-2205 ext 223
info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.